

Mail Stop 3561

March 22, 2010

Mr. Mark Grewal
Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

   RE: S&W Seed Company
     Amendment to Registration Statement on Form F-1
     File No. 333-164588
     Filed March 10, 2010

Dear Mr. Grewal:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A Filed March 10, 2010

General

1. We note your response to our prior comment three. As your response did not adequately address our prior comment, it will be partially re-issued. Considering the impact of the acquisition of S&W Seed Holdings, LLC in January 2010, please revise to present separate pro forma financial statements in accordance with Rule 8-05 of Regulation S-X.

Summary, page 1

2.   Briefly revise your disclosure under Company History to address who formed
     Seed Holdings initially, how it was capitalized, and whether it had a purpose other
     than engaging in the acquisition of the partnership interest. In addition, we note a
     reference to the issuance of 69,000 shares of common stock on page 31 which
     appears to be reflected as the 560 membership units mentioned on page five.
     Please revise to clarify.

3.   We note the company's revised disclosure and response to comment 18 from our
     letter dated January 29, 2010 indicating that approximately 54% of its sales are
     made through distributors. Please revise your disclosure under Sales, Marketing
     and Distribution on page 50 to address the material terms of these specific
     distribution arrangements and file any related agreements. In this regard
     reference is made to prior comment 33. In addition, please revise your
     Management's Discussion and Analysis to address any material credit exposure to
     these entities for the most recent balance sheet date and discuss any procedures
     the company has for monitoring its distributor network – including distributor
     inventory levels, right to return product to you, etc. In this regard reference is
     made to prior comment 36. Finally, in all appropriate locations, please expand on,
     and update as necessary, your plans related to expansion in Saudi Arabia and how
     they relate to your relationship with Genetics International, Inc.

Summary of Financial Information

S&W Seed Company

Summary Pro Forma Consolidated Balance Sheet Data, page 10

4.   It appears that the amounts presented as pro forma working capital, pro forma
     total liabilities, and pro forma total stockholders' equity here and per page 27 are
     inconsistent with the corresponding amounts presented in Note 11 - Pro Forma
     Financial Information (Unaudited) on F-23. Please revise or advise.

Risk Factors

Risks Related to this Offering and Our Securities, page 19

5.   We note your response to our prior comment seven and the related revision to
     your amended filing. As your revision did not adequately address our prior
     comment, it will be re-issued. Please revise the risk factor per page 20 "The
     redemption of the public warrants issued in this offering …" to address the fact
     that warrant holders may not be able to exercise their warrants during the 30-day
     period prior to the redemption date as an effective and current registration

statement is not required to be available under the warrant agreements. Under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

Use of Proceeds, page 25

6.   We note that the use of proceeds table indicates the total is $12,639,400. However, adding the individual numbers reflects a total of $13,310,000. Please reconcile.

7.   We reissue comment 11 from our letter dated January 29, 2010. We note the disclosure on page 26 that you retain broad discretion to reallocate portions of the net proceeds reserved for one category to another. We not similar disclosure in the second risk factor on page 19. Please clearly disclose the conditions that would lead to a reallocation in the use of proceeds. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations

Six Months Ended December 31, 2008 Compared to the Six Months Ended December 31, 2009, page 32

General

8.   We note your response to our prior comment 16. Our prior comment will be re-issued as it was not adequately addressed in your revised disclosure. Please revise your disclosure for each period presented to better quantify each factor cited as the cause of a material change in your financial statement line items. For example, quantify the impact of revenue attributable to the quantity of seeds sold compared to changes in pricing from the prior period in U.S. Dollars.

Liquidity and Capital Resources, page 35

9.   Please revise to indicate whether your statement that you believe you have sufficient cash on hand to pay your distributors prior to your fiscal year end depends on the receipt of the offering proceeds. If it does, revise the Use of Proceeds discussion and separately address amounts payable to related parties.

Operating Activities, page 36

10.   We note your response to our prior comment 21 and the related revisions to your
        filing. Your disclosure states that increased inventory levels are attributable to a
        combination of larger commitments with your growers and lower than anticipated
        sales. Please provide management's assessment of the recoverability of the
        inventory currently on-hand along with a discussion of your planned inventory
        purchases over the next 12 months.

11.   It appears that accounts receivable increased by approximately $1.9 million from
        September 30, 2009 through December 31, 2009 in connection with the
        recognition of sales revenue of approximately $3.0 million during this period. We
        note that you have cited the timing of collections as the cause of this increase in
        accounts receivable. Please provide us with an analysis of your accounts
        receivable collections during the 60 day period following December 31, 2009 and
        revise your disclosure as necessary.

Financing Activities, page 36

12.   We note that you borrowed $2.2 million on your revolving credit facility during
        the three months ended December 31, 2009. In order to provide information
        useful to an investor, please explain how the amounts drawn on your revolving
        credit facility were used.

Business, page 41

13.   We reissue comment 23 from our letter dated January 29, 2010. Please disclose
        in the prospectus how you determined that SW 9215 is "15% more salt tolerant
        than SW 9720 while producing equal or better yields."

14.   Please revise your discussion under Seed Product Development to address your
        relationship with Dr. Steven Smith. It was unclear what role, if any, he played in
        your product development and what material terms, if any, governed such role.
        Please clarify whether he had any involvement in the testing described on pages
        47-48. It appears from your response to comment 23 from our letter dated
        January 29, 2010 that the company contracts with Dr. Smith, as a third-party to
        test your seed varieties. Please provide the consent of Dr. Smith pursuant to Rule
        436 of Regulation C or explain why such consent is not required. Lastly, please
        identify the third party university that tests for forage yields and the contracting
        laboratory in Minnesota that tests for resistance to insects. Please provide the
        consents of these third parties or explain why such consents are not required.

15.   Please revise your discussion under Seed Product Development to address how, and at what point, the final breeder seed becomes the foundation seed.

16.   We note that the company has removed text from its prior amendment related to its stevia pilot program. Please advise us if this was a result of changing plans or otherwise. In this regard it is unclear what the $1 million in proceeds from the offering allocated to funding the stevia pilot program will be used for.

17.   We reissue comment 29 from our letter dated January 29, 2009. Please disclose in the prospectus the source of all statistical information used throughout the prospectus.

18.   We note your response to prior comment 29 from our letter dated January 29, 2010 in which you request "that the Staff allow the Company to use GLG as its source for certain of the statistical information [contained in the Form S-1]." Such response appears unresponsive to our comment, since this is a secondary source of the information, rather than the primary source.

19.   We note your response to prior comment 30 from our letter dated January 29, 2010. It was unclear whether the results of these trials were publicly available. Please advise. As previously requested, please disclose in the prospectus the citation to the articles or websites that reflect the results of these trials, to the extent public.

20.   We note the disclosure added to page 54 based upon your response to comment 27 from our letter dated January 29, 2010 relating to your domestic competition. Please explain why you focus solely on domestic competition when there are established foreign companies in the stevia market. Clarify whether these foreign competitors will be competing with you in the domestic market.

21.   We note your response to prior comments 33 and 34 from our letter dated January 29, 2010. Please note that the requirements of Item 101(h)(4) which relate to the disclosure in the business section are different from the disclosure requirements associated with your risk factors, although there is some overlap. Please revise to address your dependence on one or a few material customers and suppliers, name them, and disclose the material terms that govern the relationships. Lastly, as previously requested, please file agreements with your material customers and suppliers. See Item 601(b)(10)(ii)(B) of Regulation S-K

Executive Compensation, page 60

22.   Please disclose the material term of the support services agreement with Cardiff Partners LLC. For instance, state the term of the agreement, the renewal provision, and the increase in the monthly management services fee each year. In

addition, please discuss the IPO support services agreement, including the material terms and how this agreement relates to the later support services agreement.

23.   We note references on page 60 and elsewhere to recent option grants. Please provide the information requested by Item 201(d) of Regulation S-K.

Certain Relationships and Related Transactions, page 65

24.   Please disclose the dollar amount you have paid Triangle T for alfalfa seeds and the amount of milled alfalfa seed sold during the interim financial period. Also, clarify the amount of any reimbursement for stevia planting and testing by Triange T during the interim financial period, if any. Instruction 1 to Item 404 of Regulation S-K requires the two prior fiscal periods in addition to the current fiscal period, not in place of such disclosure.

25.   We reissue comment 41 from our letter dated January 29, 2010. We continue to note disclosure in footnote nine to the financial statements that S&W entered into various verbal non-interest bearing revolving loan agreements with general partners of S&W. Please add disclosure in this section as required by Item 404 of Regulation S-K.

Principal Stockholders, page 67

26.   Please reconcile the shares owned by Yellowjacket LP in the beneficial ownership table with the disclosure in the recent sales of unregistered securities section. In addition, you state that you have eight shareholders on page 68; however, the recent sales of unregistered securities section only refers to three shareholders. Please reconcile the disclosure.

27.   We note that the options and warrants granted to officers and directors do not appear to have been included in the beneficial ownership table. Please advise as to why they are not included.

Index to Financial Statements, F-1

28.   Please disclose that the financial statements of the registrant, S&W Seed Company (a Delaware company), are not presented because the shareholders of Seed Holding, LLC will exchange their equity interests for identical interests in the registrant.

Seed Holding, LLC

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, F-15

29.   We note that you acquired a 60% interest in S&W Seed general partnership on June 27, 2008 for $2.4 million. It appears from your disclosure that you have accounted for this transaction as a purchase and recorded the assets and liabilities purchased at their estimated fair values including $1,600,000 for non-controlling interest. Please provide a detailed explanation as to why a portion of the acquisition price was allocated to non-controlling interests and cite the specific authoritative literature you utilized to support your accounting treatment. Your analysis should clarify if the assets and liabilities purchased were adjusted to fair value by only the share purchased and if the non-controlling interest was recorded at carry over basis or fair value.

30.   We note from your disclosure on F-17 that the additional 25% ownership interest acquired in S&W Seed general partnership through two separate transactions consummated in December 2009 (i.e. 15% acquired on December 1, 2009 and 10% acquired on December 31, 2009) was accounted for in stockholders' equity as transactions with shareholders in accordance with FASB ASC 810. Please provide a detailed discussion of how the value recorded in stockholders' equity for each of these additional interests purchased was determined and cite the specific accounting literature utilized to support your treatment.

31.   Please tell us how you accounted for the 560 member units issued as consideration to acquire an additional 10% ownership interest in S&W Seed general partnership on December 31, 2009.

S&W Seed Company (a California general partnership)

Financial Statements

General

32.   Please remove the financial statements for the fiscal year ended June 30, 2009 and the balance sheet for the fiscal year ended June 30, 2008 (i.e. the only general partnership financial statements that should be retained in the filing are the statement of operations and the statement of cash flows for the fiscal year ended June 30, 2008).

Part II

Item 15. Sales of Unregistered Securities

33.   We note that you relied on rule 701 for the issuance of warrants to Cardiff
        Partners, LLC. Please advise us what consideration the company gave to rule
        701(c)(1)(i) in claiming such reliance.

34.   It was unclear to use why the options issued to Mr. Szot were not disclosed here,
        please advise or revise.

Item 17. Undertakings

35.   It was unclear why the company deleted the undertaking to provide certificates to
        the underwriters at closing in order to permit prompt delivery to purchases.
        Please advise.

Exhibits

36.   Please revise the disclosure throughout to indicate that you have not entered into
        any contract with respect to the stevia pilot program and otherwise incorporate the
        information contained in the last paragraph of your response to prior comment 54
        from our January 29, 2010 letter into your disclosure.

37.   We reissue comment 54 from our letter dated January 29, 2010. Please file the
        agreements or arrangements with Triangle T.

38.   We reissue comment 58 from our letter dated January 29, 2010. We note that you
        have not filed all of the documents listed in Section 3.1(b). Please file the exhibit
        10.3 in its entirety.

Exhibit 10.15

39.   In an appropriate location, please revise to discuss the material terms of your
        arrangement with PR Financial Marketing, LLC. Also, please clarify what role, if
        any, they are currently playing in your offering.

Free Writing Prospectus, filed March 16, 2010

40.   Your free writing prospectus indicates that you are "working with one of the
        largest stevia manufacturers …" Please revise your business section and
        elsewhere where you discuss your proposed stevia activities to address this
        relationship, including material terms governing the relationship. If an agreement
        exists, please revise to file.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Debra Weiner
        (650) 323-1108